UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: August 18, 2014

Commission File Number: 001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Sheila Colman
Date: August 18, 2014	Sheila Colman
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.	Press Release dated August 12, 2014